Exhibit A:

Ms. Montgomery also directly owns an employee stock option to purchase 5,000 shares of Class A common stock with (i) an exercise price of $131.53 per share and (ii) an expiration date of February 8, 2028. Of the 5,000 shares subject to this option, 1,250 shares vested on February 8, 2019, 1,250 shares vested on
February 8, 2020, 1,250 shares are scheduled to vest on February 8, 2021, and
1,250 shares are scheduled to vest on February 8, 2022.

Ms. Montgomery also directly owns an employee stock option to purchase 5,000 shares of Class A common stock with (i) an exercise price of $151.60 per share and (ii) an expiration date of November 22, 2029. Of the 5,000 shares subject to this option, 1,250 shares are scheduled to vest on November 22, 2020, 1,250 shares are scheduled to vest on November 22, 2021, 1,250 shares are scheduled to vest on November 22, 2022, and 1,250 shares are scheduled to vest on November
22, 2023.